SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES NEW CAR HIRE SERVICE,
POWERED BY CARTRAWLER

Ryanair, Europe's favourite airline, today (25 Aug) launched Ryanair Car Hire and announced a new partnership with CarTrawler, a leading travel-technology platform and online aggregator of car rental services, allowing Ryanair customers to book the widest range of cars at the best prices on the Ryanair.com website.

Ryanair's new car hire partnership with CarTrawler offers customers a direct connection to over 1,500 leading and independent car rental agents in over 30,000 airport and city locations, across 174 different countries, and the launch of Ryanair Car Hire is the latest in a series of improvements under Ryanair's "Always Getting Better" programme, with much more to come, including a new personalised website, new interiors and new cabin crew uniforms.

Ryanair Car Hire will go live on the Ryanair.com website from Tuesday, 1st September 2015.

In London, Ryanair CEO, Michael O'Leary said:

"Following an extensive tender process, Ryanair is pleased to partner with CarTrawler, who offer the best conversion rate in the business, as we launch Ryanair Car Hire, offering the widest range and best value car rental service to our 103m customers. This is the latest in a series of customer experience improvements under our "Always Getting Better" programme. Ryanair customers already enjoy the lowest fares in Europe and our partnership with CarTrawler will guarantee them the lowest car hire prices as well, every time they fly with us."

CarTrawler CEO, Mike McGearty said:

"Ryanair is at the forefront of online travel retailing. In CarTrawler, they have chosen a car rental partner with the scale, expertise and technology platform that will help them to deliver on their promise of "Always Getting Better". This new partnership is a natural fit between two companies that are trailblazers in their respective fields; Ryanair has transformed air travel while CarTrawler continues to deliver innovative ground transportation solutions to airlines and online travel retailers all over the world. We look forward to providing Ryanair customers with an enhanced car rental experience while delivering the best possible return for Ryanair and its investors through our scientific approach to car rental retailing."

ENDS

For further information
please contact:                      Robin Kiely                              Joe Carmody
                                                Ryanair Ltd                               Edelman Ireland
                                                Tel: +353-1-9451949              Tel: +353-1-6798333
                                                press@ryanair.com                 ryanair@edelman.com

About CarTrawler
CarTrawler connects business and leisure customers and online travel retailers with more road and rail transport solutions than they will find anywhere else. Over 80 international airlines and 2,000 travel retailers around the world trust CarTrawler to provide their customers with real-time access to over 1,500 leading and independent car rental agents, coach transfers, rail networks and chauffeur drive services at 30,000 locations in 174 countries. Its in-house booking engine gives it the opportunity to easily and quickly scale to accommodate customer demand. CarTrawler also owns and operates the Cabforce, Holiday Autos and Argus Car Hire brands. The company headquarters and Customer Centre of Excellence are located in Dublin, Ireland, with additional offices in Boston, London and Helsinki. CarTrawler is private equity backed by BC Partners and Insight Venture Partners. For further information, please visit www.cartrawler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 August 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary